Exhibit 12.1
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Six Months
	Ended June 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Net loss	(53,083)	(91,642)	(81,547)	(76,802)	(26,732)	(24,469)
Add: fixed charges	2,024	3,635	2,161	2,871	2,198	2,036
Less: Capitalized Interest	229	1,536	—	—	—	—

Earnings as defined	(51,288)	(89,543)	(79,386)	(73,931)	(24,534)	(22,433)

Fixed charges:
Interest expensed and capitalized	1,255	1,956	355	255	438	353
Estimated interest component of rent	769	1,679	1,806	2,616	1,760	1,683

Total fixed charges	2,024	3,635	2,161	2,871	2,198	2,036

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by the amount indicated above for the applicable period.